Exhibit 10.1

DIRECTOR STOCK AGREEMENT

This DIRECTOR STOCK AGREEMENT (this "Agreement") is made as of March 8, 2005, by and among O'Sullivan Industries Holdings, Inc., a Delaware corporation ("O'Sullivan"), _____ ("Director") and Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership ("BRS").

O'Sullivan and Director desire to enter into an agreement pursuant to which Director shall purchase, and O'Sullivan shall issue to Director, 8,100 shares of O'Sullivan's Series B junior preferred stock, par value $0.01 per share (the "Series B preferred stock"). Certain definitions are set forth in Section 5 of this Agreement.

The parties hereto agree as follows:

1.   Purchase and Sale of Series B preferred stock.

        (a)   Upon execution of this Agreement, Director shall purchase, and O'Sullivan shall sell, 8,100 shares of Series B preferred stock at a price of $.01 per share. O'Sullivan shall deliver to Director the certificate representing such shares of Series B preferred stock, and Director shall pay to O'Sullivan an amount equal to $81.00 by check to O'Sullivan.

        (b)   As a condition precedent to the purchase and sale of the Series B preferred stock pursuant to the terms and conditions of this Agreement, Director shall become party to the Stockholders Agreement by and among O'Sullivan, BRS and the stockholders of O'Sullivan, dated as of November 30, 1999 (as amended, restated or modified from time to time, the "Stockholders Agreement") and the Registration Rights Agreement by and among O'Sullivan, BRS and the stockholders of O'Sullivan, dated as of November 30, 1999 (as amended, restated or modified from time to time, the "Registration Rights Agreement"), in each case by executing and delivering a copy of the Joinder to Stockholders Agreement and Joinder to Registration Rights Agreement in the form of Annex A and Annex B, respectively, attached hereto.

        (c)   Within 30 days after Director purchases any Series B preferred stock from O'Sullivan, Director shall make an effective election with the Internal Revenue Service under Section 83(b) of the Internal Revenue Code and the regulations promulgated thereunder in the form of Annex C attached hereto.

        (d)   In connection with the purchase and sale of the Series B preferred stock hereunder, Director represents and warrants to O'Sullivan that:

                i.   The Series B preferred stock to be acquired by Director pursuant to this Agreement shall be acquired for Director's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the Series B preferred stock shall not be disposed of in contravention of the Securities Act or any applicable state securities laws.

      ii.   Director is an accredited investor as such term is defined in Regulation D promulgated pursuant to Section 4(2) of the Securities Act. Director acknowledges and agrees that the Series B preferred stock is being issued and sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act and exemptions contained in applicable state securities laws, and that the Series B preferred stock cannot and will not be sold or transferred except in a transaction that is exempt under the Securities Act and those state acts or pursuant to an effective registration statement under the Securities Act and those state acts or in a transaction that is otherwise in compliance with the Securities Act and those state acts. Director understands that, other than as provided in the Registration Rights Agreement, he has no contractual right for the registration under the Securities Act of the Series B preferred stock for public sale and that, unless the Series B preferred stock is registered or an exemption from registration is available, the Series B preferred stock may be required to be held indefinitely.

      iii.   Director is a Director of O'Sullivan, is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Series B preferred stock.

      iv.   Director is able to bear the economic risk of his investment in the Series B preferred stock for an indefinite period of time because the Series B preferred stock has not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

      v.   Director has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of Series B preferred stock and has had full access to such other information concerning O'Sullivan as he has requested. Director has reviewed the Stockholders Agreement, the Registration Rights Agreement, O'Sullivan's Second Amended and Restated Certificate of Incorporation and O'Sullivan's By-Laws.

      vi.   This Agreement constitutes the legal, valid and binding obligation of Director, enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement by Director do not and shall not conflict with, violate or cause a breach of any agreement, contract or instrument to which Director is a party or any judgment, order or decree to which Director is subject.

      vii.   Director has not taken any action that constitutes a conflict with, violation or breach of, and the execution and delivery of this Agreement and the other agreements contemplated hereby will not conflict with, violate or cause a breach of, any noncompete, nonsolicitation or confidentiality agreement to which Director is a party or by which Director is bound. Director agrees to notify O'Sullivan's Board of Directors of any matter (including, but not limited to, any potential acquisition by O'Sullivan) which, to Director's knowledge, might reasonably be expected to violate or cause a breach of any such agreement.

        viii.   Director is a resident of the state of _____.

(e)   As an inducement to O'Sullivan to issue the Series B preferred stock to Director, and as a condition thereto, Director acknowledges and agrees that neither the issuance of the Series B preferred stock to Director nor any provision contained herein shall entitle Director to remain as a Director of O'Sullivan or affect the right of O'Sullivan to remove Director from the O'Sullivan Board of Directors at any time.

2.   <u>Vesting of Series B preferred stock</u>.

(a)   Except as otherwise provided in paragraph 2.(b) below, the Series B preferred stock shall become vested in accordance with the following schedule, if as of each such date Director continues to serve on the Board of Directors of O'Sullivan:

Date	Cumulative Percentage of Director Stock Vested
February 1, 2006	20%
February 1, 2007	40%
February 1, 2008	60%
February 1, 2009	80%
February 1, 2010	100%

(b)   If Director ceases to be a member of the Board of Directors of O'Sullivan on any date after February 1, 2006, the cumulative percentage of Series B preferred stock to become vested shall be determined on a pro rata basis according to the number of days elapsed since the prior anniversary date. Upon the occurrence of a Sale of O'Sullivan and if Director is still serving on the Board of Directors of O'Sullivan, all shares of Series B preferred stock which have not yet become vested shall become vested at the time of such event; provided that such accelerated vesting shall not become effective until approved by the shareholders of O'Sullivan in accordance with the requirements of §280G of the Internal Revenue Code of 1986 (as amended) and the regulations thereunder. Shares of Series B preferred stock which have become vested are referred to herein as "Vested Shares," and all other shares of Series B preferred stock are referred to herein as "Unvested Shares."

3.   <u>Repurchase Option</u>.

(a)   In the event Director's service on the Board of Directors of O'Sullivan is terminated (the "Termination") for any reason, the Series B preferred stock (whether held by Director or one or more of Director's transferees) will be subject to repurchase by O'Sullivan and BRS (or its designee) pursuant to the terms and conditions set forth in this Section 3 (the "Repurchase Option").

(b)   The repurchase price for each Unvested Share shall be the lower of (x) the Original Cost of such share and (y) the Fair Value for such share. The repurchase price for each Vested Share will be the Fair Value for such share, unless the Termination is by O'Sullivan for Cause or as a result of Director's voluntary resignation other than within 30 days following a Good Reason Event, in which case the repurchase price for each Vested Share shall be the lower of (x) the Original Cost of such share and (y) the Fair Value for such share.

(c)   O'Sullivan may elect to purchase all or any of the Series B preferred stock by delivering written notice (the "Repurchase Notice") to the holder or holders of the Series B preferred stock within 45 days after the Termination. The Repurchase Notice will set forth the number of the Series B preferred stock to be acquired from each holder, the aggregate consideration to be paid for such securities and the time and place for the closing of such transaction. The number of shares to be repurchased by O'Sullivan shall first be satisfied to the extent possible from the Series B preferred stock held by Director at the time of delivery of the Repurchase Notice. If the number of the Series B preferred stock then held by Director is less than the total number of the Series B preferred stock O'Sullivan has elected to purchase, O'Sullivan shall purchase the remaining Series B preferred stock elected to be purchased from Director's Permitted Transferees (and, to the extent O'Sullivan has permitted Director to transfer any of the Series B preferred stock to any other third parties, such Persons shall be deemed Permitted Transferees unless agreed by O'Sullivan), pro rata according to the number of the Series B preferred stock held by such other holder(s) at the time of delivery of such Repurchase Notice (determined as nearly as practicable to the nearest share).

(d)   If for any reason O'Sullivan does not elect to purchase all of the Series B preferred stock pursuant to the Repurchase Option, BRS (or its designee) shall be entitled to exercise the Repurchase Option for all or any of the Series B preferred stock that O'Sullivan has not elected to purchase (the "Available Shares"). As soon as practicable after O'Sullivan has determined that there will be Available Shares but in any event within 45 days after the Termination, O'Sullivan shall give written notice (the "Option Notice") to BRS (or its designee) setting forth the number of any Available Shares and the purchase price for such Available Shares. BRS (or its designee) may elect to purchase all or a portion of the Available Shares by giving written notice to O'Sullivan within 30 days after the Option Notice has been given by O'Sullivan. As soon as practicable, and in any event within ten days after the expiration of the 30-day period set forth above, O'Sullivan shall notify Director as to the number of Available Shares being purchased from Director by BRS (or its designee) (the "Supplemental Repurchase Notice"). At the time O'Sullivan delivers the Supplemental Repurchase Notice to

Director, O'Sullivan shall also deliver written notice to BRS (or its designee) setting forth the number of Available Shares which BRS (or its designee) is entitled to purchase, the aggregate purchase price and the time and place of the closing of such transaction.

(e)   The closing of the purchase of the Series B preferred stock pursuant to the Repurchase Option shall take place on the date designated by O'Sullivan in the Repurchase Notice or Supplemental Repurchase Notice, which date shall not be later than the 60th day after the delivery of the later of such notices to be delivered (or, if later, the 15th day after the Fair Value is finally determined) nor earlier than the fifth day after such delivery. O'Sullivan and/or BRS (or its designee) will pay for the Series B preferred stock to be purchased pursuant to the Repurchase Option by delivery of a certified or cashier's check or wire transfer of funds. The purchasers of the Series B preferred stock hereunder will be entitled to receive customary representations and warranties from the sellers as to title, authority and capacity to sell and to require all sellers' signatures to be guaranteed.

(f)   Notwithstanding anything to the contrary contained in this Agreement, all repurchases of the Series B preferred stock by O'Sullivan and/or BRS shall be subject to applicable restrictions contained in the Delaware General Corporation Law and in O'Sullivan's and its Subsidiaries' debt and equity financing agreements that are in effect as of the date of the closing of such repurchases. If any such restrictions prohibit the repurchase of the Series B preferred stock hereunder which O'Sullivan and/or BRS is otherwise entitled to make or if such repurchase would cause a default under any of O'Sullivan's and/or its Subsidiaries' debt and/or equity financing agreements, O'Sullivan may offer to repurchase the Series B preferred stock with a subordinated note bearing interest at a rate equal to the prime rate as reported in the *Wall Street Journal* plus 2% per annum due on February 1, 2011 and Director may choose to either accept the note or extend the repurchase period for one year during which O'Sullivan may repurchase the Series B preferred stock pursuant to the terms and conditions of this Section 3. If O'Sullivan and/or BRS do not repurchase the Series B preferred stock during the one-year period following the date of Termination, the repurchase rights shall be of no further force and effect.

4.   Restrictions on Transfer. Director shall not sell, transfer, assign, pledge or otherwise dispose of any interest in any shares of Series B preferred stock, except in compliance with the Stockholders Agreement. The certificates representing the Series B preferred stock shall bear the legend set forth in Section 6 of the Stockholders Agreement.

5.   Definitions.

(a)   The "*Fair Value*" of each share of Series B preferred stock shall be as determined by the Board in its good faith judgment. If Director disputes the Board's determination of Fair Value and Director and the Board are unable to reach agreement as to the Fair Value within 60 days, O'Sullivan and Director shall seek an independent appraisal of such Fair Value by an independent appraiser experienced in valuing securities such as the Series B preferred stock and mutually agreeable to O'Sullivan and Director, and the determination of such appraiser shall be final and binding upon O'Sullivan and Director. The independent appraiser shall be instructed to determine Fair Value as the amount that would be received by the holder of such share of Series B preferred stock if all of the equity securities of O'Sullivan were sold to a buyer in a single transaction and the proceeds from such transaction were allocated to the holders of equity securities of O'Sullivan on a fully diluted basis as if the proceeds were distributed in a liquidation of O'Sullivan pursuant to O'Sullivan's certificate of incorporation. The cost and expense of such appraisal shall be paid 50% by O'Sullivan and 50% by Director.

(b)   "*Original Cost*" with respect to each share of the Series B preferred stock means the amount paid by Director for such share.

(c)   "*Permitted Transferee*" has the meaning given to it in the Stockholders Agreement.

(d)   "*Person*" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

(e)   "*Sale of O'Sullivan*" has the meaning given to it in the Stockholders Agreement.

(f)   "*Securities Act*" means the Securities Act of 1933, as amended from time to time.

(g)   "*Subsidiary*" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such limited liability company, partnership, association or other business entity.

6.   Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated:

To Director:
[Director Name]
[Address]
Facsimile:
e-mail:

To O'Sullivan:

O'Sullivan Industries Holdings, Inc.
10 Mansell Court East, Suite 100
Roswell, Georgia 30076
Attention: President
Facsimile: (678) 939-0810
e-mail: bob.parker@osullivan.com

       With a copy, which shall not constitute notice to O'Sullivan, to:

O'Sullivan Industries Holdings, Inc.
1900 Gulf Street
Lamar, Missouri 64759-1899
Attention: General Counsel
Facsimile: (417) 682-8120
e-mail: rowland.geddie@osullivan.com

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered or sent or, if mailed, five days after deposit in the U.S. mail.

7.   General Provisions.

       (a)   *Transfers in Violation of Agreement.* Any Transfer or attempted Transfer of any Series B preferred stock in violation of any provision of this Agreement shall be void, and O'Sullivan shall not record such Transfer on its books or treat any purported transferee of such Series B preferred stock as the owner of such stock for any purpose.

       (b)   *Severability.* Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

        (c)   *Complete Agreement.* This Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Joinders to each of the Stockholders Agreement and the Registration Rights Agreement embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

        (d)   *Counterparts.* This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

        (e)   *Successors and Assigns.* Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Director, O'Sullivan and their respective successors and assigns; *provided*, that the rights and obligations of Director under this Agreement shall not be assignable except in connection with transfers to Permitted Transferees.

        (f)   *Choice of Law.* The corporate law of the State of Delaware shall govern all questions concerning the relative rights of O'Sullivan and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the internal law, and not the law of conflicts, of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

        (g)   *Jurisdiction.* Each of the parties hereto submits to the jurisdiction of any state or federal court sitting in New York, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court and hereby expressly submits to the personal jurisdiction and venue of such court for the purposes hereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each of the parties hereby irrevocably consent to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to its address set forth in Section 6, such service to become effective 10 days after such mailing.

        (h)   *Remedies.* Each of the parties to this Agreement shall be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

(i)   *Amendment and Waiver.* The provisions of this Agreement may be amended and waived only with the prior written consent of O'Sullivan and Director.

(j)   *Descriptive Headings; Construction.* The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The word "including" shall mean including without limitation.

(k)   *No Third-Party Beneficiaries.* This Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties hereto and such permitted successors and assigns, any legal or equitable rights hereunder.

[END OF PAGE]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Director Stock Agreement on the date first written above.

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

By: _____
          Robert S. Parker
          President and Chief Executive Officer

_____
          [Director Name]

Agreed and Accepted:

BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.

By: BRSE, L.L.C.
Its: General Partner

By: _____
          Harold O. Rosser
          Managing Director

CONSENT

The undersigned spouse of Director hereby acknowledges that I have read the foregoing Series B preferred stock Agreement and that I understand its contents. I am aware that the Agreement imposes restrictions on the transfer of my spouse's shares of Series B preferred stock under certain circumstances. I agree that my spouse's interest in the Series B preferred stock is subject to this Agreement and any interest I may have in such Series B preferred stock shall be irrevocably bound by this Agreement and further that the my community property interest, if any, shall be similarly bound by this Agreement.

I am aware that the legal, financial and other matters contained in this Agreement are complex and I am free to seek advice with respect thereto from independent counsel. I have either sought such advice or determined after carefully reviewing this Agreement that I will waive such right.

Name of Spouse: _____   _____
                                             Signature

                                             _____
                                             Witness